

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

Via E-mail
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Electronic Arts, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed on May 24, 2011**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have reviewed your letter dated September 16, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Legal Proceedings, page 24

1.   We note your response to prior comment 1. Although your response states that the claims involved in the Activision and Antonick litigations are "extremely weak and the likelihood of liability in each case is remote," the United States District Court for the Northern District of California recently denied your motion to dismiss Mr. Antonick's suit and the Northern California Superior Court has scheduled the trial for your litigation with Activision to commence in May 2012. Please provide us with a more detailed analysis supporting your conclusions that your legal proceedings with Activision and Robin Antonick are not material, and that you are not required to disclose these legal proceedings involving claims for damages that exceed 10 percent of your current assets

on a consolidated basis. Your response should explicitly address the guidance provided in Section II.C of SEC Release No. 33-5386, which notes that 10 percent of current assets is a "realistic test of materiality."

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief